Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: February 10, 2026

The following transcript of a webcast with investors is being filed in connection with the proposed merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N.V.:

Corrected Transcript

10-Feb-2026

Axalta Coating Systems Ltd. (AXTA)

Q4 2025 Earnings Call

Total Pages:20
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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

CORPORATE PARTICIPANTS

Colleen Lubic	Carl D. Anderson
Vice President-Investor Relations, Axalta Coating Systems Ltd.	Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Chrishan Anton S. Villavarayan
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

OTHER PARTICIPANTS

Chris Parkinson	Lucas Beaumont
Analyst, Wolfe Research LLC	Analyst, UBS Securities LLC

Josh Vesely	David Begleiter
Analyst, Robert W. Baird & Co., Inc.	Analyst, Deutsche Bank Securities, Inc.

Laurent Favre	Edlain Rodriguez
Analyst, Exane BNP Paribas	Analyst, Mizuho Securities USA LLC

Kevin W. McCarthy	Michael J. Harrison
Analyst, Vertical Research Partners LLC	Analyst, Seaport Research Partners

Hakim Sanfo
Analyst, BofA Securities, Inc.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. Welcome to Axalta Coating Systems Q4 and Full Year 2025 Earnings Call. All participants will be in a listen-only mode. A question-and-answer session will follow the presentation by management. Today’s call is being recorded and a replay will be available through February 17. Those listening after today’s call should please note that the information provided in the recording will not be updated and therefore may no longer be current.

I will now turn the call over to Colleen Lubic, Vice President of Investor Relations.

Colleen Lubic

Vice President-Investor Relations, Axalta Coating Systems Ltd.

Good morning, everyone, and thank you for joining us to discuss Axalta’s fourth quarter and full year 2025 financial results. I’m Colleen Lubic, Vice President of Investor Relations. With me today are Chris Villavarayan, our CEO and President; and Carl Anderson, our Chief Financial Officer. We posted our fourth quarter and full year 2025 financial results this morning. You can find today’s presentation and supporting materials on the Investor Relations section of our website at axalta.com, which we will be referring to on this call.

Our remarks today and the slide presentation may include forward-looking statements reflecting our current views of future events and their potential impact on Axalta’s performance with respect to the proposed merger of equals between Axalta and AkzoNobel. These statements involve risks and uncertainties, and actual results and outcomes may differ materially. We are under no obligation to update these statements. Our remarks and the slide presentation also contain various non-GAAP financial measures. We included reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures. Refer to our filings with the SEC for more information.

With that, I’ll turn the call over to Chris.

Chrishan Anton S. Villavarayan

President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Thank you, Colleen, and good morning, everyone. In the fourth quarter, Axalta delivered another period of strong operational execution, solid margin performance and record cash generation. We generated net sales of approximately $1.3 billion despite ongoing macro headwinds in North America with year-over-year growth in three of our four regions. Adjusted EBITDA was $272 million with a margin remaining strong at 21.5%, an improvement of 50 basis points versus last year.

This marks our seventh consecutive quarter at or above our A Plan margin target of 21%, underscoring the strength of our commercial discipline, pricing actions and cost management. Adjusted diluted EPS was $0.59, roughly flat year-over-year. In Mobility Coatings, we delivered a record fourth quarter performance in net sales and adjusted EBITDA, supported by new business wins and steady global production. Performance Coatings sales and mix fell short of our expectations in Q4. The fourth quarter marked a record for cash generation both in terms of operating and free cash flow. Overall, the quarter caps a year of significant progress at Axalta.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

Let’s turn to slide 4. Looking at 2025, we delivered record financial results this year. And I’m extremely proud of what the team accomplished. Adjusted EBITDA was $1.13 billion, representing a $317 million growth since 2022 with margins expanding over 500 basis points to 22%. Adjusted diluted EPS increased approximately 55% over the same period, reaching another all-time high, and free cash flow came in at $466 million, an increase of over $300 million compared to 2022. These are exceptional results that highlight our strongest financial performance on record.

The discipline, ownership and drive that was required to achieve these financial results speak to the strength of the Axalta team, especially considering it was accomplished in a challenging market backdrop with significantly lower demand. Our team has consistently raised the bar, reinforcing the foundation of a well-performing and resilient company.

Let’s move to slide 5. Let me briefly highlight the meaningful operational and commercial progress we delivered in 2025. Progress that is strengthening our cost structure, improving service and delivering accretive growth. Operational excellence is a core driver of our performance. As always, safety is our top priority. We reduced injuries by 40% since 2024, achieving a TRIR of 0.18, far outperforming the industry average. We won’t stop until we achieve a zero incident environment, and we’ll remain steadfast in driving safe behaviors and best practices around the world.

We delivered more than $300 million in variable cost reductions through our procurement and material productivity programs, and lowered fixed expenses by over 6% on a constant currency basis in 2025. This was supported by $100 million in incremental structural benefits from our transformation initiatives. We invested a record $196 million in CapEx to support productivity and reduced our footprint by optimizing multiple sites over the past two years.

We also improved service levels to our customers with a 10% improvement in on-time delivery. These actions support our strong 22% EBITDA margin for the year. Commercially, we’re building top line momentum. In Refinish, we added over 2,800 net new body shops and grew adjacencies by $25 million. In Mobility Coatings, we secured $60 million in net new wins with standout growth in Latin America and China. And in Industrial, our Asia Pac team delivered 5% net sales growth despite a weaker macro. These operational and commercial accomplishments are sustainable enhancements that are driving our financial performance.

On slide 6, I want to highlight what our underlying performance demonstrates against a backdrop where demand significantly declined in most end markets due to the macro headwinds. Starting with Refinish, global activity is running mid-single-digits below our expectations. This shortfall is compounded by distributor consolidation in North America, which has created near-term volume pressure as the channel rationalizes inventory. In Industrial, demand across North America and Europe is significantly weaker than we all anticipated.

Light vehicle is performing comparatively better. Revenue is tracking close to our expectations, although global auto production is running about 1% below the levels we assumed. And in commercial vehicles, conditions are certainly challenging. Class 8 builds in North America are down roughly 30% versus our assumptions, reflecting a broader slowdown in fleet refresh activity and softer freight demand. But the story I want to emphasize is not the macro, the real story is what we have been able to do despite the weakness, the actions we have taken across procurement, fixed operating costs, network optimization and productivity have fundamentally strengthened the business and protected margins to prepare for the upside.

The chart on the right shows that when markets normalize, we’re positioned to deliver margins well north of 21% and generate adjusted EBITDA above the $1.2 billion in the A Plan target. We have built the foundation which will further be strengthened with the Akzo combination, and we will be ready when the macro recovers.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

With that, I’ll turn the call over to Carl to walk through our results on slide 7 and our outlook for 2026.

Carl D. Anderson
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Thank you, Chris, and good morning everyone. In the fourth quarter, net sales declined 4% year-over-year due to lower volumes in North America across all of our businesses. These headwinds more than offset favorable year-over-year foreign currency translation, primarily due to the stronger euro. Gross margins decreased 70 basis points compared to the previous year, primarily driven by unfavorable geographic mix tied to lower North America net sales compared to the prior year period. Net income was $60 million compared to $137 million in the prior year period, driven primarily by higher tax expense and $21 million in transaction costs, primarily related to the announced merger with AkzoNobel.

Income tax expense was $57 million higher in the fourth quarter of this year due to a one-time deferred tax benefit recognized in the fourth quarter of 2024 and a valuation allowance accrued this quarter. These increased expenses were partially mitigated by excellent execution and costs. Interest expense declined 11%. SG&A expenses were down 8% and other fixed operating costs were down 4% compared to a year ago. Adjusted EBITDA in the quarter was $272 million, down slightly from last year, and lower than our guidance expectations as December volumes in both Refinish and Industrial came in lower than anticipated.

Adjusted EBITDA margin expanded 50 basis points year-over-year driven primarily by strong mobility results and lower costs. Adjusted diluted earnings per share was $0.59 in the quarter, roughly in line with the year ago as last year’s outstanding and lower interest expense helped to offset decreased income from operations.

Fourth quarter cash from operations of $344 million and free cash flow of $290 million were both fourth quarter records. The year-over-year increase was driven primarily by improved working capital and lower interest payments.

Performance Coatings fourth quarter net sales declined 6% year-over-year to $791 million, primarily due to lower volumes and unfavorable price mix. Refinish net sales decreased 7% to $509 million in the fourth quarter, reflecting ongoing low levels of claim activity and adjusted order patterns as North American customers manage their working capital. Industrial net sales declined 5% year-over-year to $282 million due to volume declines in North America and Europe, partially offset by favorable foreign currency tailwinds in the quarter.

Fourth quarter Performance Coatings adjusted EBITDA was $180 million, down from $198 million a year ago. Adjusted EBITDA margin decreased by 70 basis points to 22.8% due to the conversion from lower sales, partially offset by a reduction in operating expenses. Mobility Coatings fourth quarter 2025 net sales were $471 million, an increase of 1% from the prior year period. Light vehicle net sales increased by $3 million from the fourth quarter of last year due to positive price mix and favorable foreign currency mitigating volume declines in North America.

Commercial vehicle net sales were flat supported by new business wins, favorable foreign currency impacts, and positive price mix, which together helped offset the effect of lower Class 8 truck production on a year-over-year basis. It’s important to keep in mind that North America heavy duty truck production was down roughly 30% in the quarter, which underscores the resiliency of the business driven by growth factors in commercial transportation solutions.

Mobility Coatings adjusted EBITDA in the quarter increased 20% to $92 million in the fourth quarter compared to $77 million in the prior year period. The increase was due to strong contributions from price mix and lower operating expenses. Adjusted EBITDA margin was 19.4%, an increase of 300 basis points compared to last year.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

Let’s turn to slide 10 for a review of our full year results. In 2025, net sales declined 3% year-over-year to $5,117 million. The primary driver was broad industry softness in Performance Coatings. This was offset by new business wins, favorable currency translation, and positive price mix across three of our four end markets. Overall, 2025 was the story of a Challenge North America macro, which unfavorably impacted all four of our businesses. Importantly, we view this pressure as transitory and believe our 2025 financial results reflect the resilience and stability within our global portfolio and Axalta’s ability to drive operating performance and manage costs.

Even with this top line pressure, we remain focused on our controllables, and we’re able to deliver one of the strongest earnings performances in Axalta’s history. Through strong execution, we achieved record full year adjusted EBITDA of $1,128 million and adjusted EPS of $2.49, a 6% increase over 2024. Adjusted EBITDA margin improved by 80 basis points to 22%, exceeding the full year margin target outlined in the A Plan of 21% for the second year in a row, and we delivered nearly $650 million in cash from operations leading to $466 million of free cash flow driven by lower cash interest payments and improved working capital, which more than offset $56 million in higher capital expenditures.

Let’s go to slide 11. 2025 was another year of disciplined execution on our capital allocation priorities. We continue to strengthen our balance sheet, invest in the business, and return capital to shareholders while generating strong cash flow. We paid down approximately $230 million in gross debt, bringing our net leverage ratio down to 2.3 times at year end, the lowest level in Axalta’s history. We also took proactive steps to reduce interest expense and improve our capital structure. Interest expense for 2025 was $176 million, a reduction of nearly $30 million from last year. We are also planning for another $20 million reduction in 2026, resulting in annual interest expense of approximately $155 million for the full year, which is more than a 25% reduction from 2023 levels.

Consistent with our strategy to drive productivity in our plans, we increased capital expenditures to $196 million in 2025, a 40% increase compared to a year ago. We expect to generate strong returns from these investments, as they will contribute to sustained productivity gains in 2026 and beyond. We also deployed $165 million in cash to share repurchases in the year. With the announced merger with AkzoNobel we have ceased buybacks and are pivoting our capital allocation to debt reduction going forward.

Free cash flow remains a key strength of Axalta, as we delivered $466 million in 2025, bringing cumulative free cash flow to more than $1.35 billion over just the last three years. We believe there is further opportunity to expand free cash flow generation as we plan to unlock more working capital through improvement in DSOs and inventory turns. All of these actions deleveraging, investing in productivity, optimizing our capital structure and improving return on invested capital reinforce the strength of the foundation we’ve built and the momentum we carry into 2026 and our next chapter.

Let’s turn to slide 12 for our view on guidance. We see the 2026 setup as one that will start off slower in the first quarter, with recovery beginning in Q2 and building momentum into the second half. We expect pressure from distributor order patterns in Refinish as well as continued softness in Industrial and Class 8 commercial vehicle production to start the year. However, as we move throughout the year, we believe several catalysts including interest rate reductions, easing insurance costs, higher used vehicle prices, higher Class 8 production, and anticipated benefits from tax reform will take hold creating a supportive backdrop for the second half.

In Refinish, we expect inflation impacts in North America to be more manageable, supporting a second half increase in repairable claims. For 2026, we are planning for positive price mix and higher volumes in the second half. In Industrial, we expect a slower start as the operating environment remains at trough levels with recovery likely to occur in the second half when seasonal demand is typically stronger. Interest rate reductions and improved consumer affordability should help drive volume stabilization as the year progresses.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

In light vehicle, we are assuming global auto production of approximately 92 million builds, roughly flat year-on-year and consistent with industry forecasts. In commercial vehicle, we expect North America Class 8 builds to remain flat in 2026, but increase throughout the year as demand trends start moving up toward normal replacement levels. We are also excited with our recent wins in Brazil, and expect these to provide approximately $30 million of benefit year-over-year.

Based on the slower start to the year in the first quarter, we are planning for revenue to decline mid-single-digits, primarily driven by Performance Coatings. The approximately $50 million to $60 million decline in consolidated revenue is expected to result in first quarter adjusted EBITDA between $240 million and $250 million.

For the full year, we expect revenue to be up low single-digits driven by positive price mix, favorable FX and higher volumes in the second half. We expect adjusted diluted earnings per share to be between $2.55 and $2.70 per share representing approximately 5% growth at the midpoint versus 2025. Adjusted EBITDA is expected to be between $1,140 million and $1,170 million, which will be another record year for Axalta. Adjusted EBITDA margins are also expected to be above 22% for the year. And finally, we expect full year free cash flow of greater than $500 million even as we continue to drive productivity by investing $180 million to $200 million of CapEx back in the business. With another strong year of free cash flow in 2026, we expect net leverage will be below 2 times by year end.

With that, I will turn it over to Chris for closing remarks.

Chrishan Anton S. Villavarayan
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

As you know, in November we announced a merger of equals with AkzoNobel. This combination represents an extraordinary value creation opportunity, one that we believe neither company could realize alone. Together, we expect to create a global leader with phenomenal scale and end market diversification; significant free cash flow generation; EBITDA margins approaching 20% and an investment grade credit rating and balance sheet flexibility.

Additionally, we identified $600 million in synergy potential, and based on our joint track record, I’m confident we will deliver this. The combined company will be listed on the New York Stock Exchange and will be a global Performance Coatings leader. This merger is more than a strategic milestone. It is a catalyst for unlocking powerful new growth vectors, fueled by the combined strength of our shared innovation engines and a commitment to delivering superior value creation. As we step into 2026, we do so with a strong balance sheet and agile operating model and a clear focus on our priorities. Our teams have consistently demonstrated the ability to navigate complexity and deliver exceptional performance. I am confident that we will create sustainable value as we look ahead to completing the merger with AkzoNobel.

With that, I will now turn the call over to the operator to open the line for Q&A.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Thank you. Our first question is from Chris Parkinson with Wolfe Research. Please go ahead. Your line is open.

Chris Parkinson	Q
Analyst, Wolfe Research LLC

Could you just give us the status of Global Refinish markets? And I’d love to focus on three different facets. Number one, just where we stand with destocking trends? I don’t want to name names, but it seems like things should arguably be coming to an end in terms of the large customers. Number two, just how you see claims data converging with actual collision data as we progress through 2026? Just given some of the updates that we got towards the end of 2025.

And then number three, just where we stand with share gain potential, Irus launches, penetration in Europe and US versus expectations. If we could just kind of hear your updates and how those presumptions are factoring into your 2026 guidance, will be particularly helpful. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure. Good morning, Chris. I’ll take this one. So, starting with destocking, I think you know this, if I look at our Q4 performance and a little bit of Q1, it’s a perfect representation of what happened associated with destocking. Three of our four end markets, so when we look at South America, Europe and Asia, all three grew. So, this was really a geographic mix issue. And this was just primarily related to destocking. And what I would say is destocking came in slightly worse than where we expected. And as you know, with the margin performance that we have and how strong our North American business is, that’s what kind of drove a little bit of the impact.

Sales, I would say for Q4 were primarily almost flat to slightly lower. I would say in line, it was just the pure performance of how strong North America and how destocking obviously impacts us in this region. If I play that into Q1, we’re essentially pulling that weakness through. And as I’ve always said, destocking started or this consolidation of our largest distributor, acquiring AFM started in Q2 of last year and we expect that to end as with all our conversations, and what we’re tracking in Q2 of this year. So, as you play that out, that’s why we expect that to come back.

And if you look at the expectations of performance, we just have to hit what we did last year in Q2. So, from that perspective that’s what gives us confidence as we play this forward. In terms of claims, as you think about the slide that Carl went through on the guidance, I think there is a lot of green shoots that really build confidence into what we [ph] see (00:25:12) 2026.

I would say claims are down 1% to 2%, which is what’s been the average. On top of that, you can start seeing miles driven is still ticking up the right way, 1% to 2%. And on top of that, the great news is certainly what’s happening with the insurance rates.

Insurance rates, if I go back to 2023 and 2024 were – just going up at like 18%. And what we can certainly see in the back half of 2025 and 2026 is we can start that coming back to the normalized levels we saw, let’s call it pre-pandemic or mid-pandemic, which is a really good sign here. Consumers are starting to really shop their insurance premiums and they’re starting to add back collisions. So, we’re certainly seeing that benefit as well as obviously new car pricing going up and used car pricing going up is also going to be a positive trend. And for all of us on the East Coast, all the weather also helps. So, I would say the overall trend as we predict into Q2 is it’s trending the right way. I think there’s a ton of green shoots that certainly giving us a little bit more confidence as we get into Q2.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

And then your last question around share gains. Nothing’s changed in our perspective, we’ve had four pillars that we’re absolutely focused around, net body shop wins, going into adjacencies, moving into the economy space as well as M&A. And all of those haven’t [ph] changed (00:26:49). And if I look at net body shops as one example, we had a great year in 2025, 2,800 body shops is higher than we’ve done in most years. Normally we do around 2,200 to 2,500. So, it’s been a really strong year even in a challenging macro and with a lot of competition.

So, we feel really, really good. Even in North America, we grew 400 body shops. So, it’s been a great story. And then as the slides points out, we grew in adjacencies by $25 million. We obviously did the CoverFlexx acquisition. So, we grew by about 400 basis points. And we have no different expectations as we go into 2026 even with the merger. So, I would say from a growth perspective, we’re right on plan and everything’s playing out as we expect.

Chris Parkinson	Q
Analyst, Wolfe Research LLC

All right. And just as a quick follow up, just shifting over our attention to the deal. Obviously there’s been a lot of back and forth and you’ve been communicating with both sides of the shareholder community over the last several months. What else do you believe that you and Carl can do in particular to further underscore or gain rather the conviction of the buy-side communities, conviction in terms of hitting the $600 million in synergies. Is it because of regional differences, is it because of procurement aspects? And just anything you could add in terms of what your team can do to lead the buy-side community to further embrace that number would be particularly helpful. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure, Chris. I’ll start off with a little bit of perspective on the investor sentiment, and then I’m going to turn it over to Carl. On the investor sentiment, it’s been – I would say it continues to improve and it’s been largely positive. We’ve been talking to all our large investors on both sides. Greg, Rakesh, myself, Carl, we’ve spent a lot of time working with our investors, our long-onlys, and we’ve also seen new folks come into the story. So, overall the sentiment is moving. We still have obviously a lot of work to go do as we head into the vote. But at this point our conversations are trending the right way. And I would say I’m very pleased with where we’re going. Carl?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah, Chris, just to add to that, I think as we have talked to the investor community, a couple points that are really beginning to resonate if you think about the overall merger. One, we are creating the largest Global Performance Coatings company. We’re creating the second largest paints and coating company. We are going to have 3 times the revenue, 3 times the EBITDA, and greater than 3 times the free cash flow on a combined enterprise.

So, we’re very excited about what this does, not only for the financial aspects, but also as we think about our customers, we’re going to be operating in seven different end markets, from Refinish to Marine to Industrial to Aerospace, and we have leading positions in our products and all the customers we serve. So, I think that it will be the message. I think the synergies as Chris articulated we feel very, very strong and very comfortable with. And we also believe there’s upside as we think about the revenue synergies that this deal provides.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

Chris Parkinson	Q
Analyst, Wolfe Research LLC

Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome, Chris.

Operator: Thank you. We’ll move on now to Ghansham Panjabi of Baird. Your line is open.

Josh Vesely	Q
Analyst, Robert W. Baird & Co., Inc.

Hey, everyone, good morning. This is...

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Good morning, Ghansham...

Josh Vesely	Q
Analyst, Robert W. Baird & Co., Inc.

...hey, Chris, sorry this is actually Josh Vesely sitting in for Ghansham. I hope you guys are well.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Okay.

Josh Vesely	Q
Analyst, Robert W. Baird & Co., Inc.

Maybe if I could just start off on the Performance Coatings side of things, just you – Chris you mentioned that it came in a little bit below your expectations. It sounds like a lot of that was focused on Refinish. But maybe if we could just focus on the Industrial side of the aisle and just how that performed relative to your expectations. And then just your current thoughts on that business and just trends on a regional basis. That’d be great. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure. Absolutely. So, I would say from a Performance Coatings perspective, sales came in lower. So, industrial sales were also lower primarily all of them as we look at Q4 driven by the market. But as I look into, let’s call it 2026, again we’re starting to see some green shoots as Carl has on his guidance slide. Obviously, what’s happening with PMI and our expectations from a policy perspective with the interest rates as well as anything that’s done to spur construction residential or commercial I believe will be a positive trend, which is why we expect the back half of the year to pick up here.

So, Industrial is probably one of the few businesses that we’re counting on a better market, specifically in North America. But in terms of green shoots in this business, as I said in my prepared remarks, Asia for us, has been very, very good. We’ve actually grown 5% in that space even as we look in Q4, and this is really driven around what we do. In that business, we have a lot that we do specific to EV and what we do for battery case coatings, as well as impregnating resins for motors.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

So, we see those businesses really driving growth and we certainly see that also being a positive trend. So, Asia is working out well. I would say North America and Europe seem sluggish, but our expectation is a lot of the policy actions would drive some improvement into the back half of the year.

But setting all that aside, the one thing that I’m absolutely proud of that team is what they’ve done and – which is an amazing job of driving the margin. If you look at the margin performance, even if we look at Q4 we talked about sales being away from our expectations, but overall company margins being up 50 basis points.

In the Industrial business, we had a target of 400 basis points of margin improvement. Those guys are about 200 basis points above that target. They are just kicking [ph] butt (00:33:14) on that front. So, that team has done a great job of really driving, let’s call it cost performance, operational excellence and really growing where they can get accretive margin.

Josh Vesely	Q
Analyst, Robert W. Baird & Co., Inc.

Great. Thank you very much.
Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.
Operator: Thank you. We’ll now move on to Laurent Favre of BNP. Your line is now open.
Laurent Favre	Q
Analyst, Exane BNP Paribas

Yes. Good morning, all. I guess I’ve got a question around margin assumptions for the year. So, you’re guiding your sales up low single-digits, [ph] EBITDA (00:33:52) up low single-digits. I’m a bit surprised, I guess by the comments around productivity and also pricing. So, I’m just wondering what are you baking in, in terms of margin of safety around margin. Is it around raw materials, is it around pricing? Thank you.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah, good morning, Laurent. So, yeah, I think as we look at – just maybe I’ll start with the revenue and then how that will kind of step down into EBITDA and our assumptions. So, I think from a price mix perspective, we do see that up for the full year about low single-digits. That will be kind of coming through. Volumes, we’re kind of planning for a flattish in volume environment. There is a difference between the first half being down and that begins to increase in the second half. And then I think FX most likely at least on the revenue side should be – probably a very low single – low single-digit tailwind as well.

And if you think about what that then means for overall EBITDA in the margin kind of guide that we said is, last year we did 22% EBITDA margin. I think next year we’re planning to be above 22%. And I think that does break down, there should be – we will convert an incremental revenue that does come through.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

In addition, we also have cost actions that will benefit in 2026 as well. So, there is some carryover cost actions that we have from some of the previously announced execution items that we’ve done. So, call that about $30 million to $40 million of improved benefit from that. And then we also will continue to drive a little bit more on productivity, not only in the plants, but also with our purchasing team.

Laurent Favre	Q
Analyst, Exane BNP Paribas

Thank you. And then just on the follow up on the Refinish side. Can you talk about regionally what you’re seeing? Clearly, you were disappointed in the US I’m sensing. I’m just wondering whether, for instance in Europe, you are also seeing a deterioration of your top line. And is that something that you’re also carrying into the guidance for 2026?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure. So, as we look at it from a regional basis, I would say looking at Q4, South America, Europe and Asia grew. So, I think from our perspective those came in just as we planned and expected. We actually had a great story even in Europe with the weakness. And as we play out into 2026 and how we’ve set up the guide, we obviously show Q1 volumes being down because of the pressures associated with destocking and a little bit of volume weakness, very little in North America. But with the exception of that, we’re showing Q2, Q3, and Q4. Q3 – sorry, Q2 volumes being flat, and Q3 and Q4 volumes coming up slightly. So, net-net if I look at the whole year, Laurent, for Refinish volumes, we expect it to be flat to slightly up.

Laurent Favre	Q
Analyst, Exane BNP Paribas

Okay. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. We’ll now move on to Kevin McCarthy with Vertical Research Partners. Your line is open.

Kevin W. McCarthy	Q
Analyst, Vertical Research Partners LLC

Yes. Good morning. Thank you. Chris, can you discuss how your Refinish strategy may evolve through the MOE? I thought about Axalta being focused on penetration of the economy segment, moving into adjacencies, evaluating distributor acquisitions in selected markets. Which of those elements will remain the same? And what do you think will change as you look to stabilize and hopefully grow this business in the combined company?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

That’s a great question, Kevin. Good morning. And as I think through this that is one of the great stories of the combinations of the companies. Obviously, if you think about the merger of both companies and this has obviously been looked at before, the greatest aspect of these two companies coming together is the complementary nature of it. And if you really look at the perspective, whether it’s in Refinish, or in Mobility, or a little bit in Industrial, we’re absolutely complementary. And it’s just a great story. So – and I’m going to pick the one that you hit on which is Refinish.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

In Refinish, we’re stronger in premium, they’re stronger in economy. And so I think at a very, very high level, the technology that we can provide and enable them to grow their capabilities in distribution as I think about the Middle East, and especially more that we can do with them in Africa and Asia, and then what we can do with bringing our capabilities. And then across the board with our joint distribution, with let’s call it the adjacencies products with putties, fillers, that’s the opportunity to the point that Carl made about 1% to 2% revenue opportunities.

What we can provide our customers the ability to have one point of sale to bring together the products that they’re getting from two different folks at this point is just a great story. And so that I think especially regionally there is so much opportunity whether you think about the Middle East and Africa, or whether you think about Latin America, and then when you come into the two strong geographies of Europe and North America, we have complementary products that I think really enables us to grow. So that’s Refinish as one data point.

On the mobility side, they’re more into, let’s call it interior plastics or APC, we’re more on the exterior. Again, the combination gives us the ability to really drive product, let’s call it enhance value to our customers. So, again we’re extremely complementary which is a great story when you put these two companies together for not only our customers, but also our employees. It creates the least amount of disruption. And I think this is why, as Greg and I looked at this, obviously many options that both companies had. This is a great story of why these two things belong to – or these two companies belong together.

Kevin W. McCarthy	Q
Analyst, Vertical Research Partners LLC

Thank you for that. And then secondly, with the turn of the calendar page into January, we’ve seen some of the commodity chemicals that we track start to percolate higher. Can you discuss what you’re baking into your guide for the raw material basket in the first quarter and for the year please?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Thanks, Kevin. Yeah, for raws, we’re assuming overall that it’s going to be flat on a year-over-year basis at this point. I think second half you may see that tick up a little bit, but it’ll be offset, but maybe some, what we’re seeing kind of real time in the first half. So, overall what’s embedded in our guide is a little bit of a flat environment for raws. I think as I look at the team and what we’re being able to look to drive, we will have additional productivity above and beyond that. So, on a net basis, we still expect to outperform on a year-over-year basis in total for our raw materials.

Kevin W. McCarthy	Q
Analyst, Vertical Research Partners LLC
Thanks very much.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.
Thank you.

Operator: Thank you. We’ll now move on to Matthew DeYoe of Bank of America. Your line is now open.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

Hakim Sanfo	Q
Analyst, BofA Securities, Inc.

Good morning, Hakim on for Matthew DeYoe. In terms of your 100 to 200 basis points of revenue synergies, where do you expect to achieve them and what is the margin assumption on that? Thank you.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah, I think about the revenue synergies opportunities, we’ll be providing probably much more detail as we get closer and closer in this process. So, I don’t want to lean out too far as it relates to the implication on that. I would just say on a combined basis, if you look at the companies kind of coming together, we do expect overall margins to be in that 19%, 20% type of range.

Again just enormous opportunities that we think we’ll be able to accomplish on synergies. We have very detailed plans across all of the different cost actions there whether it’s on SG&A, whether that’s on our plants, and from an operation perspective, whether it’s on purchasing. So, we feel very, very confident in our ability to deliver that which will affect and drive, and be one of the best performing margin companies on a combined basis. So, more details to come as we progress.

Hakim Sanfo	Q
Analyst, BofA Securities, Inc.

Thank you. And as a quick follow up, there have been discussion on keeping the dual listing for a period of time, but I see your slides are saying New York Stock Exchange only listing. Is that like the certain path going forward, and kind of can we get more color on that decision? Thank you.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah, I think the [ph] intent of (00:43:10) side was the New York Stock Exchange will be the primary listing. There probably will be at least maybe 12 months where there will be dual listing, but eventually the combined company will be just listed on the New York Stock Exchange.

Operator: Thank you. We’ll now move on to Joshua Spector with UBS. Your line is open.

Lucas Beaumont	Q
Analyst, UBS Securities LLC

Good morning. This is Lucas Beaumont on for Josh. So I just wanted to kind of go back to the first quarter outlook if we could. I mean it seems to imply that the organic expectations are probably down mid-to-high single-digits depending on what you’re sort of assuming on FX there. I mean, backing out the current rates, it looks like it’d be more in the kind of high single-digit decline range. So, I guess just what’s underlying that for each of the businesses, is it similar to what happened in the fourth quarter with Refinish down double digits, Industrial down high single and Mobility down low single, or what are you assuming there? Thanks.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Thanks. As we think about the quarter and then maybe for the full year as it relates to kind of that question. I think as we look at Refinish, it does all in will be very similar to what we saw in the fourth quarter as far as at least on a year-on-year comparison as it relates to overall volumes at this point.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

I think our Industrial business also as we think on a year-over-year basis, whilst be down probably into that mid-to-high single-digits percentages as well. And again, Mobility would be probably roughly flat as we think about on a year-over-year basis specifically for the first quarter. And then we start seeing inflection as we get a little bit in the second quarter, but as we said in our prepared remarks, you really start seeing that come through in Q3 and Q4, really across most of our businesses. And that’s how we put together the overall guide for the year.

Lucas Beaumont	Q
Analyst, UBS Securities LLC

Right. Thanks. And then you said – you highlighted I guess where you thought the EBITDA could have been for the year in a steady state if macro was better in the $1.3 billion range, it’s about $150 million higher than where you’re kind of pointing to for the guide. So, I was wondering if you can kind of just talk us through where do you sort of see that earnings gap amongst the businesses.

I would assume Refinish is probably a large chunk of that being kind of mid-single-digits below trend, but also I mean Industrial as an example, volumes there have been down four years in a row and are down roughly 25% cumulatively. So, maybe if you could kind of frame out for us, where you think the different parts are and how we can see that come back in a recovery [ph] story (00:45:56).

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure, Lucas, I think you hit two of them, just one missing which is the commercial vehicle, but just let me go through it. I think Refinish for example, if we look back over the last two years I would call it, down mid-single-digits as an average. If you look year-on-year 2024-2025, so that’s certainly one. But then beyond that, as I look at the next one, it’s really commercial vehicle. Commercial vehicles down about 30%, if you’re 25% to 30% from where we predicted.

And even if you play it out, it’s an incredibly cyclical business. 2026 was supposed to be a historic high because we were going to have the [ph] pre-buy (00:46:38) driven by the emissions change. So, we were supposed to be, let’s call it on that [ph] $350 million to $360 million (00:46:46) range. And replacement is actually [ph] $275 million (00:46:50). And we’re let’s call it around that [ph] $242 million to $250 million (00:46:54) range. So, we’re significantly below even replacement. We do see that track – ticking back up. So, to answer your question of where do I see recovery? For me, where do I see recovery, is certainly in CV. I think based on just the cyclicality of that business and watching it for over 20 years from my past, I expect that to return to at least replacement levels in 2027. So, that’s one.

The other element of this is obviously as you think about Refinish, we have a specific issue with destocking. And I’ve always said this is not a V-shape recovery. This is going to be something that’s U-shape, and we expect this to recover into Q2. And even if we get back to the numbers that we had when we had destocking in 2024 Q2, that’s essentially what our guide is pretty much in simplistic work way of perspective as I look at 2026. So, I think that coming back will certainly be helpful. So, those are the two.

And then finally in Industrial, we’re counting on a little bit of let’s call it just a return through some of the interest rate reductions and a little bit of maybe policy changes that would drive in the back end. But again we’re not counting on much, this is really 2% to 3%, it’s nothing significant. And all that said, as you can think about the cost actions we’re driving, we obviously have plans to mitigate some of this if everything doesn’t come back up.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

And Lucas, just one other point on that. I think the very simple way to think about it on every incremental dollar of revenue, we think we’re going to contribute close to 40% to EBITDA as we move forward based off all the actions that we’ve executed over the last several years.

Lucas Beaumont	Q
Analyst, UBS Securities LLC

Great. Thank you.

Operator: Thank you. We’ll now move on to Aleksey Yefremov of KeyBanc Capital Markets. Your line is open.

Q

Thanks. Good morning, guys. You got [ph] Ryan (00:49:00) on for Aleksey. Just wanted to kind of level set maybe a bridge from 1Q kind of through the balance of the year. I think looking at it, it’s about maybe down high single-digits kind of in 1Q, what you guys are kind of pointing to? And then, is the right way to think about it on an EBITDA basis, maybe flat kind of into Q and high single-digit growth in the back half kind of as Refinish and Industrial normalize a little bit, or just kind of any thoughts there would be helpful?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Hey, [ph] Ryan (00:49:30). Yeah, I think that’s a good way to think about it. If you think about where we start in the year for Q1, you can kind of see what we did last year in Q2 being in that, low to 90s. And then we kind of ramp as we get a little bit further in the second half. So, that is the right way to think about it from a forecast and a model perspective.

Q

Okay. Great. Thank you. And then just – I actually wanted to ask a little bit more about kind of CV, I think the last couple of months’ worth of Class 8 orders in North America have actually shown like fairly positive growth. So, is there may be some like inventory that kind of needs to be worked through the chain before we kind of get back to a better build rate in the back half? We’re just trying to understand some of the dynamics there. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

No, I wouldn’t say that. I think if I look at – it’s a fair assessment. One of our large customers just announced recently and you can see the positive trends as they look at 2026. On top of that ACT, to your point, [ph] Ryan (00:50:28) just released and took it up to $270 million. But we obviously haven’t seen that reflect in FTR. We’re just being a little bit cautious here. Don’t want to jump ahead of the gun. But that’s a fair assessment, I would say there is probably more positive momentum in CV, which is a great story for us. Just as you think about it, that it comes in at a higher margin almost Performance Coatings margin in our Mobility business.

So, there’s probably some upside there, but again we’re going in with a realistic guide and want to make sure that we first see that improvement come through. But in terms of inventory level, I would say inventory levels are

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

probably at standard levels at this point. There’s nothing that’s driving, let’s call it excess inventory sitting at OE retail footprint at this point.

Operator: Thank you. We’ll now move on to David Begleiter of Deutsche Bank. Your line is open.

David Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Thank you. Good morning. Chris, on Refinish, can you discuss just on pricing alone what you got in 2025, what you would expect to get in 2026? Just pricing, no mix.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah. No change in the strategy, David. But we got 2% in 2025, and the target for 2026 is to stay consistent with what we’ve done historically. So, it’s just 2% net is what we work towards, and that’s essentially what we’re doing. Last year we went out with – we priced twice to hit the same target. This year we’re just going to do our standard one pricing. So...

David Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Very good. And on the combination, Chris, when you look at deco, any updated thoughts on the role of deco in the combined portfolio? And could we see some deco divestitures down the road? Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Well, I think really that’s a call for Greg and the Akzo team to make. Obviously we’re – that’s not a let’s call it an end market that we’re in. Again as I look at it and I think Carl hit on it, the best part of this combination is really the three elements that Carl talked about, which is scale, innovation and synergy, then I look at it as – it’s not – when you think about the scale, it’s not the $17 billion of complete revenue, it’s the fact that we approach seven different end markets and the complementary nature of where we do have, let’s call it an ability to service our customers better, I think that’s just incredible.

But underneath that, the scale is really around the financial strength that the combined company provides. The joint free cash flow is just great and the leverage ratio is at a great spot that the leadership has the ability to then invest in – certainly in parts that that they define as growth vectors. And it could be deco, it could be Refinish, it could be any of the seven end markets that strategically makes the most sense.

And then beyond that, I look at the innovation capability, a joint company that has over 3,500 patents with almost 3,000 engineers. Just the scale and what this organization can do in the future to create the best-in-class coatings for not only our customers, but for just changing the world forward. It’s just – for me, it’s just the joint strength of the combined company and obviously the last one being synergies is the – just the incremental value that automatically provides for our shareholders and I think it’s great. And I mean Carl, anything to add?

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. And David just as you saw from AkzoNobel, they had a really, really phenomenal transaction when they sold their India deco business. If you look at the multiple they received on that, I think it was mid-20s. So, I do

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

know there’s some opportunities that the team is continuing to evaluate in Southeast Asia as well on deco. But again I think that’s something that is kind of all part of their strategy as this thing goes forward.

David Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. We’ll move on now to John Roberts with Mizuho. Your line is now open.

Edlain Rodriguez	Q
Analyst, Mizuho Securities USA LLC

Thank you. This is Edlain Rodriguez for John. Chris, quick one for me on Refinish, do you have a good sense of when claim activity should start to improve? And most importantly, what will be the key drivers of that improvement? Is it the consumer doing better, like is it something else? Like what’s going to be the catalyst for that change in there?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Yeah, I think this is the big question. From our perspective, to me, I think it’s pretty straightforward. It is a lot to do with the consumer associated with really how – what happens with insurance claims and – or insurance rates, and just getting the entire inflationary impact that they have faced, I think that abating over time. And this is – there’s two elements to this, obviously just purely what’s happening with insurance costs, which again the green shoot is it’s coming down to where we’re not seeing increases as significant as what we saw in 2023 and 2024. But that doesn’t take away from we – to drive this we should expect this to continue to go down, not just be flat, so that’s one.

The second element of this is obviously repair costs. Repair costs is also an important aspect. And the cost of repairs have gone up, and that’s cost a constraint. Again there’s green shoots here. Repair costs have also meant body shops don’t have as much work, and I can start seeing that. I think folks are starting to essentially look at appropriately pricing to make sure that the body shops get work back in. So, I do think that this trend is trending the right way. But in terms of when this returns, I think that’s the million dollar question.

Edlain Rodriguez	Q
Analyst, Mizuho Securities USA LLC

Okay. Perfect. Thank you.

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

You’re welcome.

Operator: Thank you. We’ll move on now to Mike Harrison with Seaport Research Partners. Your line is open.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

Michael J. Harrison	Q
Analyst, Seaport Research Partners

Hi. Good morning. Thanks for taking my question. Just in terms of the mix that you’re seeing in Refinish, I’m curious if you can comment on the speed at which you’re seeing growth in mainstream and economy versus premium? And if you expect that to continue to be a headwind to mix in 2026? And can you also comment on whether the combination with Akzo maybe enhances your Refinish opportunities in that mainstream and economy segment of the market?

Chrishan Anton S. Villavarayan	A
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Sure. That’s a great question, Mike. So, you’re absolutely right. With the acquisition of CoverFlexx, we certainly – last year was a record number of body shop wins in the economy space. So, that certainly did help us. And so you can see a little bit of let’s call it impact from us winning more. So, from a Performance Coatings margin perspective, it’s positive obviously from a Refinish margin perspective because we have more in premium. It does have a bit of an impact for the overall – but overall Axalta, overall Performance Coatings, this was part of the strategy. This is why we wanted to grow economy because we only had about 9% market share here. We’re now around that 11% market share. So, it was certainly, certainly a driver and was something that we wanted.

And so I would say in that sense, the strategy is working. And we certainly are seeing growth here. And nothing’s changed in that perspective. And we’re going to continue to drive hard, even as I look at 2026, to make sure that we continue to grow in the economy. Now, in terms of the overall merger, the one thing that I can say is it’s complementary. So, I think as we look at their capabilities versus our capabilities, it’s pretty complementary. And I think this is again why this partnership makes so much sense.

Michael J. Harrison	Q
Analyst, Seaport Research Partners

All right. And then apologies if I missed this earlier. But I’m curious in light vehicle, can you just talk a little bit about new business wins? And I guess if you’re expecting to grow faster than underlying markets in 2026, is that a result of business that you won last year and it’s just flowing through this year, or have you seen some recent new business wins that should be contributing in 2026? Thank you.

Carl D. Anderson	A
Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Yeah. Thanks, Mike. I think if you look at the new business wins in Mobility and specifically in light vehicle, a lot of that is coming from Brazil. So, that is – so we announced that about a year ago with up to over $70 million in new business wins. You will see about $30 million of that will carry over for this year. So that will be in the results in 2026. But the team continues to do a really great job of executing and winning in Asia, in China as well as in North America as well.

So, I think those trend lines are very, very stable, and actually we’re seeing continued growth. And what we’re really excited about within that business is just the overall margin performance and the consistency of that that we have within Mobility.

Operator: Thank you. At this time, we’ve reached our allotted time for questions. I’ll now turn the call back over to Chris Villavarayan.

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Axalta Coating Systems Ltd. (AXTA) Q4 2025 Earnings Call	Corrected Transcript 10-Feb-2026

Chrishan Anton S. Villavarayan

President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Well, thank you. Before we close the call, I really want to thank all of you and just say how I’m truly proud of the Axalta team for the performance in 2025, especially executing under such challenging circumstances. We have an incredibly exciting year ahead of us as we close the last year of the A Plan, and we all look forward to our journey with Akzo. With that, have a great day and look forward to talking to you all soon. Thank you.

Operator: Thank you. This brings us to the end of today’s meeting. We appreciate your time and participation. You may now disconnect.

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This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at
https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Market data

Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.